UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934
Clarus Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
18270P109
(CUSIP Number of Class of Securities)
Warren B. Kanders
Executive Chairman of the Board of Directors
Clarus Corporation
2084 East 3900 South
Salt Lake City, UT 84124
(801) 278-5552
(Name, address, including zip code, and telephone number, including area code, of agent for service)
with a copy to:
Robert L. Lawrence, Esq.
Kane Kessler, P.C.
666 Third Avenue
New York, NY 10017
(212) 541-6222
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)
CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$7,200.000	$896.40
*
The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $7,200,000 in value of shares of the common stock, par value $0.0001 per share, of Clarus Corporation, as well as the preferred share purchase rights associated with such shares.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $124.50 per million dollars of the value of the transaction.

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
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third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Clarus Corporation, a Delaware corporation (“Clarus” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to $7,200,000 of shares of its common stock, par value $0.0001 per share, as well as the preferred share purchase rights associated with such shares (collectively, the “Shares”), at a price of not greater than $7.20 nor less than $6.60 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 8, 2018 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B), (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). This Schedule TO is being filed in accordance with Rule 13e-4(c)(2) under the Exchange Act.
All information in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.
ITEM 1.
Summary Term Sheet

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.
ITEM 2.
Subject Company Information

(a) The name of the issuer is Clarus Corporation. The address of the Company’s principal executive offices is 2084 East 3900 South, Salt Lake City, Utah 84124. The Company’s telephone number is (801) 278-5552.
(b) This Schedule TO relates to the Shares of Clarus. As of May 7, 2018, there were 30,041,265 issued and outstanding Shares. The information set forth in the section of the Offer to Purchase titled “Introduction” is incorporated herein by reference.
(c) The information set forth in Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.
ITEM 3.
Identity and Background of Filing Person

(a) Clarus Corporation is the filing person and issuer. The information set forth in Item 2(a) is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.
ITEM 4.
Terms of the Transaction

(a)(1)(i-iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Aggregate Purchase Price for Shares; Priority of Purchase; Proration”), Section 3 (“Procedures for Tendering Shares”), Section 5 (“Purchase of Shares and Payment of Purchase Price”), Section 9 (“Source and Amount of Funds”) and Section 15 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.
(a)(1)(iv) Not applicable.
(a)(1)(v-xii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 1 (“Aggregate Purchase Price for Shares; Priority of Purchase; Proration”), Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 3 (“Procedures for Tendering Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Shares and Payment of Purchase Price”), Section 13 (“United States Federal Income Tax Consequences”) and Section 15 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

(a)(2)(i-vii) Not applicable.
(b) The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.
ITEM 5.
Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.
ITEM 6.
Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.
(b) The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.
(c) (1-10) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 7 (“Conditions of the Offer”), Section 8 (“Price Range of Shares; Dividends), Section 10 (“Certain Information Concerning the Company”) and Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.
ITEM 7.
Source and Amount of Funds or Other Consideration.

(a) The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.
(b) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 7 (“Conditions of the Offer”) of the Offer to Purchase is incorporated herein by reference.
(d) The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.
ITEM 8.
Interest in Securities of the Subject Company.

(a) and (b) The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.
ITEM 9.
Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase titled “Introduction” and in Section 16 (“Fees and Expenses; Information Agent; Depositary”) of the Offer to Purchase is incorporated herein by reference.
ITEM 10.
Financial Statements

(a) and (b) Not applicable.
ITEM 11.
Additional Information.

(a)(1) The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Section 12 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.
(a)(3) Not applicable.
(a)(4) Not applicable.
(a)(5) None.
(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.
ITEM 12.
Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated May 8, 2018.
(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Press Release regarding the Offer and other matters issued by the Company on May 7, 2018 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on May 7, 2018 and incorporated herein by reference).*
(b)(1)	Third Amended and Restated Loan Agreement, effective as of August 21, 2017, by and among Zions First National Bank, a national banking association, as Lender, and the Company; Black Diamond Equipment, Ltd.; Black Diamond Retail, Inc.; Everest/Sapphire Acquisition, LLC; BD North American Holdings, LLC; PIEPS Service, LLC; BD European Holdings, LLC; and Sierra Bullets, L.L.C., as Borrowers (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on August 25, 2017 and incorporated herein by reference).*
(b)(2)	Fourth Amended and Restated Promissory Note (Revolving Loan), effective as of August 21, 2017, by and among the Company; Black Diamond Equipment, Ltd.; Black Diamond Retail, Inc.; Everest/Sapphire Acquisition, LLC; BD North American Holdings, LLC; PIEPS Service, LLC; BD European Holdings, LLC.; Sierra Bullets, L.L.C.; and Zions First National Bank (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed with the SEC on August 25, 2017 and incorporated herein by reference).*
(d)(1)	Rights Agreement, dated as of February 12, 2008, by and between the Company and American Stock Transfer & Trust Company (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed with the SEC on February 13, 2008 and incorporated herein by reference).*
(d)(2)	Letter to Kennedy Capital Management, Inc. dated September 18, 2017 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the SEC on September 22, 2017 and incorporated herein by reference).*
(d)(3)	Letter to Wynnefield Capital, Inc. dated September 22, 2017 (filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed with the SEC on September 22, 2017 and incorporated herein by reference).*

Exhibit Number	Description
(d)(4)	Letter to Greenhouse Funds LLLP dated November 7, 2017 (filed as Exhibit 99.1 to the Company’s Quarterly Report on Form 10-Q, filed with the Commission on November 7, 2017 and incorporated herein by reference).*
(d)(5)	Letter to Brown Advisory Incorporated dated May 4, 2018 (filed as Exhibit 99.1 to the Company’s Quarterly Report on Form 10-Q, filed with the Commission on May 7, 2018 and incorporated herein by reference).*
(d)(6)	Employment Agreement between the Company and Warren B. Kanders, dated as of June 1, 2017 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 6, 2017 and incorporated herein by reference).*
(d)(7)	Employment Agreement, dated as of September 23, 2016, between Black Diamond Equipment, Ltd. and John Walbrecht (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on March 15, 2018 and incorporated herein by reference).*
(d)(8)	Employment Agreement, dated as of May 16, 2016, between the Company and Aaron Kuehne (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on May 20, 2016 and incorporated herein by reference).*
(d)(9)	Company’s 2005 Stock Incentive Plan (filed as Appendix A of the Company’s Definitive Proxy Statement, filed with the SEC on May 2, 2005 and incorporated herein by reference).*
(d)(10)	Amendment No. 1 to the Company’s 2005 Stock Incentive Plan (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on September 7, 2010 and incorporated herein by reference).*
(d)(11)	Company’s 2015 Stock Incentive Plan (filed as Appendix A to the Company’s Proxy Statement, filed with the SEC on November 9, 2015 and incorporated herein by reference).*
(d)(12)	Form of Stock Option Agreement for the Company’s 2015 Stock Incentive Plan (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on December 17, 2015 and incorporated herein by reference).*
(d)(13)	Form of Stock Award Agreement for the Company’s 2015 Stock Incentive Plan (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on December 17, 2015 and incorporated herein by reference).*

*
Previously filed.

ITEM 13.
Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
CLARUS CORPORATION
By:	/s/ Aaron J. Kuehne
Name:	Aaron J. Kuehne
Title:	Chief Financial Officer and Chief Administrative Officer
Date:   May 8, 2018